EXHIBIT 4.2

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2020, Radius Global Infrastructure, Inc. (“Radius” or the “Company”) had only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”). The following summary description of the Class A Common Stock of Radius does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (“Certificate of Incorporation”) and Bylaws (the “Bylaws”), the Certificate of Incorporation which is filed as Exhibit 3.1 Annual Report on Form 10-K, and the Bylaws which are incorporated by reference as an exhibit to the Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, as well as the Delaware General Corporation Law (“DGCL”).

General

Pursuant to the Company’s Certificate of Incorporation, Radius has the authority to issue up to 1,590 million shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”). Each share of Class A Common stock has the same relative rights, and is identical in all respects, with each other share of Class A Common Stock. Class A Common Stock is traded on NASDAQ under the symbol "RADI". Radius also has the authority, under the Certificate of Incorporation, to issue up to (i) 200,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (ii) 202,986,033 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), of which (i) 1,600,000 is designated “Series A Founder Preferred Stock” (the “Series A Founder Preferred Stock”) and (ii) 1,386,033 is designated “Series B Founder Preferred Stock” (the “Series B Founder Preferred Stock” and, together with the Series A Founder Preferred Stock, the “Founder Preferred Stock”). The Board of Directors of the Company (the “Board”) is authorized to issue additional shares of authorized capital stock of Radius without stockholder approval (except as may be required by the listing standards of Nasdaq).

Voting Rights

The holders of shares of the Class A Common Stock and the holders of the shares of the Class B Common Stock, vote together as a single class on all matters to be voted on by the Company’s stockholders, except as otherwise provided in the Certificate of Incorporation and subject to applicable law and the rights, if any, of the holders of any outstanding series of shares of the Series A Founder Preferred Stock and Series B Founder Preferred Stock. Delaware law could require either holders of the shares of Class A Common Stock and Class B Common Stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend the Certificate of Incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of capital stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend the Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Each holder of record of shares of Class A Common Stock is entitled to cast one vote for each shares Class A Common Stock standing in such holder’s name on the stock transfer records of the Company. The holders of the shares of Class A Common Stock do not have cumulative voting rights.

Dividends

Holders of shares of Class A Common Stock are entitled to ratably receive dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the Board from time to time out of assets or funds of the Company legally available therefor, subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock of the Company.

Notwithstanding the foregoing, without the prior vote of the holders of a majority of the shares of Class A Common Stock then outstanding and the holders of a majority of the shares of Class B Common Stock then outstanding, each voting separately as a single class, no dividend will be declared or paid or set apart for payment on the shares of Class A Common Stock in (i) shares of Class A Common Stock or rights, options or warrants to purchase shares of Class A Common Stock unless there will also be or have been declared and set apart for payment on the shares of Class B Common Stock, a dividend of an equal number of shares of Class B Common Stock or rights, options or warrants to purchase shares of Class B Common Stock or (ii) shares of Class B Common Stock or rights, options or warrants to purchase shares of Class B Common Stock unless there will also be or have been declared and set apart for payment on the shares of Class B Common Stock, a dividend of an equal number of shares of Class B Common Stock or rights options or warrants to purchase shares of Class B Common Stock. The Certificate of Incorporation and Bylaws provide that the holders of shares of Class B Common Stock will not be entitled to receive any dividends in respect of their shares of Class B Common Stock.

No Preemptive Rights

Holders of the shares of the Class A Common Stock are not be entitled to preemptive rights.

Liquidation Rights

In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Company, the holders of shares of Class A Common Stock will be entitled to receive the assets and funds of the Company available for distribution to stockholders of the Company, subject to applicable law and the rights, if any, of the holders of any outstanding series of shares of preferred stock of the Company.

Conversion

Shares of Class A Common Stock are not convertible into or exchangeable for any other class or series of capital stock of the Company.

Stock Splits

Without the prior vote of the holders of a majority of the shares of Class A Common Stock then outstanding and the holders of a majority of the shares of Class B Common Stock then outstanding, each voting separately as a single class, no reclassification, subdivision or combination will be effected on the shares of Class A Common Stock unless the same reclassification, subdivision or combination, in the same proportion and manner, is made on the shares of Class B Common Stock.

Merger or Consolidation

In the event of a merger or consolidation of the Company with or into another entity (whether or not the Company is the surviving entity), the holders of each share of Class A Common Stock will be entitled to receive the same per share consideration on a per share basis

Anti-Takeover Provisions

The provisions of the DGCL, the Certificate of Incorporation and the Bylaws contain provisions that may delay, discourage or prevent another party from acquiring control of us, even if the acquisition could be beneficial to stockholders. These provisions discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Board and Committee Composition

So long as TOMS Acquisition II LLC, Imperial Landscape Sponsor LLC and William Berkman, their affiliates and their permitted transferees in aggregate hold 20% or more of the issued and outstanding shares of Founder Preferred Stock, four of the Company’s nine directors are “Founder Directors”, appointed by the holders of the shares of Founder Preferred Stock without any vote of the holders of the shares of Common Stock. In addition,

William Berkman, Berkman Family Investments, LLC, Scott Bruce, Richard Goldstein and their permitted transferees have the right to designate a majority of the Nominating and Governance Committee of the Board, and at least four-ninths of each committee of the Board are comprised of Founder Directors or other directors selected by them. As a result, holders of the shares of Common Stock have the right to elect only five out of nine Directors, which will limit a potential acquirors’ ability to influence the composition of the Board and, in turn, potentially influence and impact actions taken by the Board.

Further, so long as shares of Founder Preferred Stock remain outstanding, the Company is not permitted to increase the size of the Board to more than nine Directors without the prior vote or consent of the holders of at least 80% in voting power of the outstanding shares of Founder Preferred Stock.

Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulative votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

Director Vacancies

The Certificate of Incorporation and Bylaws authorize only the Board to elect a director to fill vacancies on the Board resulting from an increase in the authorized number of directors, or from death, resignation, disqualification, removal or other cause (in each case, subject to the rights of the holders of the shares of Founder Preferred Stock). These provisions will prevent stockholders from being able to fill vacancies on the Board and would therefore prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees.

Stockholder Action by Written Consent

The DGCL provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. The Certificate of Incorporation provides that the stockholders may not take action by written consent; provided, however, that holders of the shares of Founder Preferred Stock may act by written consent in accordance with the Certificate of Incorporation. As a result, stockholders (other than holders of shares of the Founder Preferred Stock) may only take action at annual or special meetings of the stockholders.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals

The Bylaws provide that, subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders, for any purpose or purposes, (a) may be called at any time, but only by (i) the chairman of the Board, if there is one, or if there are co-chairmen of the Board, either of them, (ii) the Chief Executive Officer, (iii) the Board or (iv) an officer authorized by the Board to do so and (b) shall be called by (i) the chairman of the Board, if there is one, or, if there are co-chairmen of the Board, either of them, or (ii) the Chief Executive Officer, upon the written request of the holders of at least 30% of the voting power of the then outstanding capital shares of the Company generally entitled to vote on the matter for which such special meeting of stockholders is called.

In addition, the Bylaws establish advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting, including that any such stockholder must give timely notice of any stockholder proposal in writing to the Company’s corporate secretary prior to the meeting at which the action is to be taken. To be timely, such notice is generally be required to be delivered or mailed and received not less than 90 days nor more than 120 days prior to the anniversary of the Company’s immediately preceding annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. These procedures may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Further, any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board, without the need for approval thereof by stockholders to reconvene or convene, respectively, at the same or some other place. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of the Company’s outstanding voting securities.

Authorized but Unissued Preferred Shares

The Certificate of Incorporation authorizes the Board, by resolution and without further action by the stockholders, to provide from time to time out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. The existence of authorized but unissued and unreserved preferred shares could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation and Bylaws provides for certain limitations on liability and indemnification for the Company’s directors and officers to the fullest extent permitted by the DGCL. The effect of such provisions is to restrict the Company’s rights and the rights of the stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. In addition, the Company has entered into indemnity agreements with its Directors and through employment agreements, it executive officers.

Exclusive Forum

The Certificate of Incorporation provides that, unless consented in writing by the Company to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware (unless the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, in which case the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware).

The Certificate of Incorporation also provides that, unless the Company consents in writing to an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of and have consented to the forum provisions in the Certificate of Incorporation.

Section 203 of the DGCL

The Company is governed by Delaware law, including Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such transaction, the corporation’s board of directors approves either the business combination or the transaction in which the stockholder became an interested stockholder;
•	upon completion of such transaction, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

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at the time or after the person became an interested stockholder, the business combination was approved by the corporation’s board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, stock sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. Although a Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or by-laws approved by its stockholders, the Company did not opt out of Section 203. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by the stockholders.

Amendment of Bylaws

Under the Bylaws, the Board can adopt, amend or repeal the Bylaws, subject to limitations under the DGCL. The Company’s stockholders also have the power to amend or repeal the Bylaws.

Transfer Agent

The transfer agent and registrar for the Class A Common Stock is Computershare Trust Company, N.A. Its address is 150 Royall Street, Canton, MA 02021, USA.